Monthly Performance Supplement (to Prospectus dated June 30, 2003)
          The date of this prospectus supplement is February 19, 2004.
                        Filed pursuant to Rule 424(b)(3)
                              File No. 333-104317


                                                               February 17, 2004


Dear Investor(s):

                           JANUARY PERFORMANCE UPDATE

The first month of 2004 was slightly profitable for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

                                             2004   % OF    TOTAL     NAV/UNIT
                                   JANUARY    YTD   FUND     NAV

GRANT PARK FUTURES FUND A UNITS     0.38%    0.38%          $37.1M   $1,198.531
GRANT PARK FUTURES FUND B UNITS     0.31%    0.31%          $48.9M   $1,079.927
Rabar Market Research (Div)         2.91%    2.91%   32%
EMC Capital Management (Classic)   -0.91%   -0.91%   28%
Eckhardt Trading (Global)          -2.62%   -2.62%   16%
Graham Capital Management (GDP)     0.44%    0.44%   24%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES


January was a volatile month for the Portfolio. The month's modest profits were generated primarily in the agricultural, metal, and currency markets. These gains helped to offset significant losses experienced in the fixed income markets. Our largest gains were in the following markets.

        CORN AND SOYBEANS: Both corn and the soy complex rallied amidst the news that the Department of Agriculture announced greater-than-expected reductions in its 2003 harvest estimates. Corn prices benefited further from signs of strengthening demand for U.S. exports. While soy prices also reflected forecasts for the smallest surplus since 1977, as global production has struggled meeting rising demand, particularly from China.

        BRITISH POUNDS: The British pound hit an eleven-year high against the U.S. dollar amidst continuing indications of strong growth in the British economy. An unexpectedly large rise in British inflation helped fuel expectations that the Bank of England would raise interest rates in the first quarter of 2004.

        COFFEE: The market rose amid supply concerns. A fall in current inventory levels, combined with projections that the current global crop could be as much as 15 percent smaller than last year's crop fueled the rally.

        COPPER: Prices rose to their highest prices since 1997. Robust demand was evident as U.S. construction spending set a new record in November. Chinese demand continued to be strong as well. The market further reacted to a strike by Chilean mineworkers, as well as the possibility of a strike by workers at Canada's largest mine.

Losses were incurred in U.S. interest rate futures, which fell sharply when the Federal Reserve omitted "considerable period" from its January statement release. The term had been used since August to describe how long the Federal Reserve would aim to maintain interest rates at present levels. The omission was interpreted by many investors that interest rate hikes would be forthcoming. Additional losses were incurred in gold, which fell as the U.S. dollar recovered against the euro currency. Further losses were incurred in natural gas which dropped 10% on the month, despite record cold in the Northeast United States, as consumption levels failed to meet expectations.

We would also like to notify you that our current Prospectus and Subscription Agreement dated June 30, 2003 is expiring on March 30, 2003. No subscriptions will be accepted after April 1st using the June 30, 2003 Prospectus. Please contact our offices for a new Prospectus and Subscription Agreement should you require one.

Please also contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.


Sincerely,

/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR
                                 ALL INVESTORS
 THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING
                               BY PROSPECTUS ONLY

       PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                       E-MAIL: FUNDS@DEARBORNCAPITAL.COM

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                JANUARY 31, 2004

--------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
-------------------
                                              MONTH            YEAR TO DATE            MONTH           *YEAR TO DATE
                                            (A UNITS)            (A UNITS)           (B UNITS)            (B UNITS)
                                              IN US$              IN US $             IN US $              IN US $
TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)               618,662              618,662             807,104                807,104
Change in Unrealized Income (Loss)          (123,103)            (123,103)           (160,600)              (160,600)
Brokerage Commissions                        (31,310)             (31,310)            (40,847)               (40,847)
Exchange, Clearing Fees and NFA charges       (2,514)              (2,514)             (3,279)                (3,279)
Other Trading Costs                              (34)                 (34)                (44)                   (44)
Change in Accrued Commissions                 (7,440)              (7,440)             (9,704)                (9,704)

                                        ----------------------------------------------------------------------------
  NET TRADING INCOME (LOSS)                  454,261              454,261             592,630                592,630
                                        ----------------------------------------------------------------------------
OTHER INCOME:
-------------
Interest, U.S. Obligations                     2,754                2,754               3,593                  3,593
Interest, Other                               23,440               23,440              30,579                 30,579

                                        ----------------------------------------------------------------------------
  TOTAL INCOME (LOSS)                        480,455              480,455             626,802                626,802
                                        ----------------------------------------------------------------------------
EXPENSES:
---------
Management Fees
Incentive fees                               103,223              103,223             134,664                134,664
Operating Expenses                            23,640               23,640              30,840                 30,840
O&O Expenses                                   3,152                3,152              37,008                 37,008
Brokerage Expenses                           208,028              208,028             271,393                271,393
Illinois Replacement Tax                       1,529                1,529               1,995                  1,995

                                        ----------------------------------------------------------------------------
  TOTAL EXPENSES                             339,572              339,572             475,900                475,900
                                        ----------------------------------------------------------------------------
    NET INCOME (LOSS)                        140,883              140,883             150,902                150,902
                                        ============================================================================
--------------------------------------------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------
Beginning Balance                         33,412,619           33,412,619          34,005,423             34,005,423
Additions                                  3,930,216            3,930,216          14,711,920             14,711,920
Net Income (Loss)                            140,883              140,883             150,902                150,902
Redemptions                                 (355,320)            (355,320)

                                        ----------------------------------------------------------------------------
BALANCE AT JANUARY 31, 2004               37,128,398           37,128,398          48,868,245             48,868,245
                                        ============================================================================
Total Units Held at End of The Period                        30,978.25255                               45,251.46072
Net Asset Value Per Unit                                        1,198.532                                  1,079.927
Rate of Return                                 0.38%                0.38%               0.31%                  0.31%
--------------------------------------------------------------------------------------------------------------------

             TO THE BEST OF MY KNOWLEDGE AND BELIEF THE INFORMATION
                   CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh
                    ---------------------------------------
                            DAVID KAVANAGH, PRESIDENT
                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP


* PLEASE NOTE B UNITS BEGAN TRADING AUGUST 1, 2003